ADCARE HEALTH SYSTEMS, INC.

1145 Hembree Road

Roswell, Georgia  30076

February 19, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mr. Larry Spirgel

Re:                             AdCare Health Systems, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the quarterly period ended September 30, 2012

Filed November 13, 2012

Response dated January 4, 2013

File No. 001-33135

Ladies and Gentlemen:

On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Boyd Gentry, dated January 25, 2013.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond to the number of each of the Comments.

Form 10-Q for the quarterly period ended September 30, 2012

Note 8 - Notes payable, page 11

1.              It does not appear from your response to comment two of our letter dated December 19, 2012 that your existing loan with PrivateBank complied with the long-term classification criteria of ASC 470-10-45-14 at the time you filed your September 30, 2012 financial statements.  Two of your credit facilities with PrivateBank that were refinanced in December 2012 after your September 30, 2012 balance sheet was issued.  These December 2012 refinancing transactions do not therefore meet the long-term classification criteria of ASC 470-10-45-14a.  The one remaining credit facility with PrivateBank has not yet been refinanced and does not therefore meet the long-term classification criteria of ASC 470-10-45-14a.  As indicated in your response, your PrivateBank Letter agreement does not clearly permit a long-term refinancing of these PrivateBank facilities on a non-cancellable basis and does not therefore meet the long-

term classification criteria of ASC 470-10-45-14b.  It remains unclear to us why you should not classify your PrivateBank credit facilities as current liabilities in your June 30, 2012 and September 30, 2012 consolidated balance sheets in accordance with ASC 470-10-45-14.  Please advise.

During a conversation with the Staff on February 12, 2013, the Staff indicated that it believes the Company erred in classifying the debt owed to PrivateBank and Trust Company (“PrivateBank”) as long-term debt instead of a current liability in the Company’s consolidated balance sheets at September 30, 2012 and June 30, 2012. As requested by the Staff during this conversation, the Company sets forth below its materiality analysis pursuant to Staff Accounting Bulletin No. 99 (“SAB 99”) of the error identified by the Staff.

Background

At September 30, 2012 and June 30, 2012, the Company had outstanding a $21.2 million loan with PrivateBank (the “PrivateBank Loan”) that was classified as long-term debt in the Company’s consolidated balance sheets at such dates.  The PrivateBank Loan, with an original principal balance of $21.8 million, was a component of acquisition financing used by the Company to acquire three skilled nursing facilities in April 2012 (the “Aviv Acquisition”).  The PrivateBank Loan required monthly principal and interest payments based on a 25-year amortization schedule with the balance due in five years at March 30, 2017 (the “Original Maturity Date”).

Generally, the Company funds its acquisitions with short-term financing and thereafter seeks to refinance it with long-term alternative traditional mortgage loans (e.g., 20 to 30 year amortizing mortgage loans). After completing the Aviv Acquisition, the Company and its broker prepared and circulated a proposed financing term sheet in an effort to refinance the PrivateBank Loan under the 504 Loan Program offered by the U.S. Small Business Association (the “SBA”).  The Company was advised that, to be eligible to participate in the SBA’s 504 Loan Program, the PrivateBank Loan would need to be modified into three separate loans (one for each facility), each having a maturity of not greater than one year. In June 2012, at the Company’s request, PrivateBank modified the PrivateBank Loan into three separate facilities (with no change to the aggregate principal amount), each with a maturity date of March 30, 2013 (the “PrivateBank Modified Loans”).  The SBA refinancing discussions continued in July and August 2012. On August 2, 2012, PrivateBank provided the Company with a letter informing it that, if the PrivateBank Modified Loans were not refinanced through the SBA’s 504 Loan Program, then it would be the intent of PrivateBank to restructure the PrivateBank Modified Loans and reinstate the Original Maturity Date. The Company disclosed in the footnotes to its unaudited financial statements for the quarter ended September 30, 2012 that (i) the maturity dates of the PrivateBank Modified Loans were March 30, 2013, (ii) it was the intent of the Company to refinance the PrivateBank Modified Loans on a longer term basis and (iii) PrivateBank had indicated its intent to reinstate the Original Maturity Date if the SBA refinancing did not materialize.

The SBA’s 504 Loan Program ended prior to the Company executing a refinancing thereunder, and the Company commenced discussions with other lenders to refinance the PrivateBank Modified Loans on a long-term basis.  In December 2012, the Company refinanced two of the Private Bank Modified Loans with Key Bank National Association through a loan with a maturity of February 2017 and refinanced the third PrivateBank Modified Loan with PrivateBank through a loan with a maturity of December 2016.  Upon execution of these refinancing transactions, the Company filed a Current Report on Form 8-K disclosing such transactions.

Therefore, subsequent to September 30, 2012 and June 30, 2012, the Company has, in fact, refinanced the PrivateBank Modified Loans on a long-term basis.

Materiality Assessment

SAB 99 states that a matter is material if there is a substantial likelihood that a reasonable person would consider it important. It is the Company’s understanding that the Commission expects a registrant to tailor its materiality analysis to consider factors that are relevant to the registrant’s own facts and circumstances and that registrants should consider company specific trends and performance metrics that may influence investment decisions, including the metrics that a registrant considers important enough to include in press releases and earnings calls as well as the metrics analysts cover in their reports.

As a result of classifying the PrivateBank Modified Loans as long-term debt in the Company’s consolidated balance sheets at September 30, 2012 and June 30, 2012, the current portion of long-term debt and current liabilities was understated by $21.2 million at such dates. Solely on a quantitative basis, the amount or percentage of this understatement is material to these line items in the financial statements. However, in accordance with SAB 99, the quantification of the magnitude of a misstatement is only the beginning of an analysis of materiality and cannot appropriately be used as a substitute for full analysis of all relevant considerations.  The Company also has considered the following quantitative and qualitative factors as important considerations in determining the materiality of the classification of the PrivateBank Modified Loans.

Company Specific Trends and Performance Metrics that May Influence Investment Decisions

•                                          As stated in the Company’s earnings releases, earnings calls and Commission filings, since mid-2010 the Company has initiated an acquisition and integration strategy.  With respect to this strategy, investors and analysts have been interested in revenue growth, same-facility revenue trends, income from operations, non-GAAP financial information, “Adjusted EBITDAR”, payer census trends, the nature of and quantity of acquisitions closed, and the pipeline of pending acquisitions.  The classification of the PrivateBank Modified Loans as long-term debt instead of current liabilities at September 30, 2012 and June 30, 2012 had no effect on these metrics or performance trends.

•                                          In 2012, in the Company’s earnings releases and the “Management Discussion and Analysis of Financial Condition and Results of Operations” disclosures in the Company’s Commission filings, the Company has not described or commented on working capital ratios or debt maturities.  The Company’s consolidated balance sheets at September 30, 2012, March 31, 2012 and December 2011 all reflected current liabilities in excess of current assets (e.g., negative working capital).  The working capital ratio based on the June 30, 2012 consolidated balance sheet was marginally positive at 1.03:1.  Therefore, there is no trend in positive working capital.

•                                          The Company believes that a reader of the Company’s financial statements clearly understands, based on the Company’s disclosures in its Commission filings, that the Company is heavily leveraged.  The classification of the PrivateBank Modified Loans as long-term debt instead of current liabilities at September 30, 2012 and June 30, 2012 did not impact the Company’s leverage ratio at such dates (i.e. the Company’s total debt is not affected).

Factors Relevant to the Company’s Own Facts and Circumstances

•                                          The Company believes that a reader of the Company’s financial statements understands, based on the Company’s disclosures in its Commission filings, that (i) the Company is executing an acquisition strategy in which it closes a majority of its acquisitions using shorter term debt financing (i.e., debt having maturities ranging from three months to five years) and subsequently refinances such acquisition debt on a long-term basis; and (ii) the Company’s short-term acquisition debt likely will be refinanced with long-term debt or equity rather than settled through the use of the Company’s working capital. In fact, since mid-2010 the Company has refinanced short-term acquisition debt on a long-term basis on ten occasions.

•                                          The Company believes that the modification of the PrivateBank Loan to a shorter-term maturity involved certain facts and circumstances which are noteworthy in connection with this SAB 99 materiality analysis, including that: (i) the Original Maturity Date of the PrivateBank Loan was accelerated at the Company’s request in order to allow the Company to execute its short-term to long-term acquisition debt refinancing strategy as the Company has done multiple times prior to June 2012; (ii) the footnotes to the Company’s unaudited financial statements for the quarter ended September 30, 2012 disclosed the intent of the Company and PrivateBank to reinstate the Original Maturity Date if the SBA refinancing did not occur; (iii) the modification of the PrivateBank Loan to a shorter term maturity did not occur as a result of financial issues or covenant failures whereby the lender required the modification; and (iv) the PrivateBank Modified Loans in fact were refinanced with maturities of 2016 or later.

•                                          The Company has disclosed in a Current Report on Form 8-K that the PrivateBank Modified Loans were refinanced on a longer term basis with maturities in 2016 and 2017.  If the Company is required to restate its unaudited financial statements for the quarters ended September 30, 2012 and June 30, 2012 to classify the PrivateBank Modified Loans as current liabilities, then the Company would clearly disclose in the related Current Report on Form 8-K (to report non-reliance on previously issued financial statements) and the amendments to the applicable Quarterly Reports on Form 10-Q, that the PrivateBank Modified Loans being reclassified to current are, in fact, now long-term and properly classified as such.  The Company believes that the “cost” of the market reaction to such a restatement would exceed the benefit to a reasonable person of being informed that the PrivateBank Modified Loans (which are now long-term) are being reclassified to a current classification in the historical quarterly filings but will once again be classified as long-term at December 31, 2012.

•                                          Generally accepted accounting principles require that debt be classified as either current or long-term in order to assist the reader of financial statements in assessing whether the registrant has sufficient resources to discharge its near-term liabilities. Classifying debt as either current or long-term provides certain factual disclosure at a specific point in time which is intended to be used to assess the likelihood of future events. In this case, the underlying facts have changed and now support a long-term classification of the PrivateBank Modified Loans. Accordingly, restating the Company’s unaudited financial statements for the quarters ended September 30, 2012 and June 30, 2012 to classify the PrivateBank Modified Loans as current liabilities will not assist the readers of such financial statements in assessing whether the Company has sufficient resources to discharge its near-term liabilities because the PrivateBank Modified Loans became classified as long-term subsequent to quarter end. Such a restatement would not serve the purposes of the requirement that debt be classified as either current or long-term.

Considerations Referenced in SAB 99

SAB 99 lists a number of specific quantitative and qualitative factors often assessed in evaluating the materiality of a misstatement of the financial statements.  These considerations follow (italics) with commentary specific to the classification error in question:

•                                          Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatement arises from a matter capable of specific measurement.

•                                          Whether the misstatement masks a change in earnings or other trends.

The misstatement has no impact on earnings.  As previously stated, the Company believes it does not have a consistent and historical trend of positive working capital.

•                                          Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

No, analysts’ expectations are relative to operating (profit and loss) metrics and the acquisition strategy.

•                                          Whether the misstatement changes a loss into income or vice versa.

Not applicable.

•                                          Whether the misstatement concerns a segment.

Not applicable.

•                                          Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The misstatement did not affect the Company’s compliance with regulatory requirements.

•                                          Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The classification of the PrivateBank Modified Loans as current liabilities instead of long-term debt as of September 30, 2012 and June 30, 2012 only affects the fixed charge coverage ratio under the provisions of the Company’s line of credit with Gemino

Healthcare Finance, LLC (“Gemino”).  With respect to June 30, 2012, that covenant failed with, and without, the PrivateBank Modified Loans included as current debt maturities.  The Company had received a waiver for this covenant violation prior to the issuance date of the unaudited financial statements for the quarter ended June 30, 2012. With respect to unaudited financial statements for the quarter ended September 30, 2012, including the PrivateBank Modified Loans as current maturities of long-term debt would have resulted in failing the fixed charge coverage ratio.  Pursuant to the provisions of the Gemino line of credit, at Gemino’s discretion certain current debt maturities may be excluded from the quarterly fixed charge coverage ratio calculation. The Company has received an email from Gemino indicating its agreement to exclude the PrivateBank Modified Loans from the fixed charge coverage ratio.

The Company and its “transaction” counsel have reviewed whether there are any cross default provisions whereby an event of default such as a covenant violation under the Gemino line of credit would trigger an event of default under one of the Company’s other credit facilities.  The Company and such counsel have concluded that there are no such provisions.

•                                          Whether the misstatement has the effect of increasing management’s compensation.

The misstatement did not have the effect of increasing management’s compensation.

•                                          Whether the misstatement involves concealment of an unlawful transaction.

The misstatement did not involve the concealment of an unlawful transaction, as it was an unintentional error in the interpretation of the accounting guidance.

Summary

Although the understatement of current liabilities resulting from the erroneous classification of the PrivateBank Modified Loans as long-term debt at September 30, 2012 and June 30, 2012 is quantitatively material, pursuant to SAB 99 the Company has considered all relevant factors, including qualitative considerations, and its own facts and circumstances to assess whether this error requires the restatement of the Company’s unaudited financial statements for the quarters ended September 30, 2012 and June 30, 2012. After carefully considering the factors discussed above, the Company has concluded that the judgment of a reasonable person relying on the Company’s unaudited financial statements for the quarters ended September 30, 2012 and June 30, 2012 would not have been changed or influenced by the correction of this error.  Accordingly, the Company believes that this error is not material and does not require a restatement of

Company’s unaudited financial statements for the quarters ended September 30, 2012 and June 30, 2012.

Revolving Credit Facilities, page 12

2.                                      We note that your Gemino-Bonterra credit facility, disclosed on page 12, contains debt covenants regarding Bonterra’s fixed charge coverage ratio and other matters.  Tell us whether your credit facilities, mortgage notes, bonds and other credit obligations contain debt covenants restricting your leverage, payment of dividends and/or other significant matters.  As applicable, in future filings, please discuss the extent of headroom in the financial covenants of your credit facilities, mortgage notes, bonds and other debt in more detail by disclosing the significant financial and other covenants, identifying the levels and ratios required by the covenants, and disclosing your actual levels and ratios corresponding to each covenant.

As of September 30, 2012, the Company (including its consolidated variable interest entities) have twenty different lending arrangements (credit facilities, mortgage notes, bonds and other credit obligations) that include various financial and other covenants (collectively, “covenants”). Covenant requirements include, but are not limited to, fixed charge coverage ratios, minimum current ratios, debt to net worth ratios, dividend payment restrictions, tangible net worth ratios, minimum EBITDAR and various other significant matters.  Certain financial and administrative covenant requirements are based on consolidated financial measurements whereas others are facility or location specific (e.g., a mortgage loan has financial covenants solely based on the operations of that specific facility).  Some covenant requirements are based on quarterly financial metrics and others require measurement on a daily, monthly or annual basis.  The Company routinely tracks and monitors its compliance with these covenant requirements.

In response to the Staff’s Comment, the Company proposes to provide in future filings: (i) a summary of the significant financial and other covenants and (ii) specific identification of any such covenants that were not satisfied, including the levels and ratios required by such covenants and the Company’s actual levels and ratios with respect to such covenants.

* * *

As requested by the Staff of the Commission, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report for the year ended December 31, 2011, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (together, the “Filings”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.

Very truly yours,

/s/ Martin D. Brew

Martin D. Brew
Chief Financial Officer